March 7, 2011

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4270

Washington, D.C.  20549

Attention:  Terrance O’Brien

                     Accounting Branch Chief

Re:

Propell Corporation

Form 10-K for the year ended December 31, 2009

Filed on April 15, 2010

File No. 000·53488

Dear Mr. O’Brien:

Thank you for your February 10, 2011 letter regarding Propell Corporation (“Propell”). Enclosed is an amendment to Propell’s Form 10-K for fiscal year ended December 31, 2009 and the Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, all of which have been marked to show changes from our prior submission. The changes in the revised filings reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of Propell’s Form 10-K and Forms 10-Q, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1.

We note that you did not file Section 302 and Section 906 certifications with your Form 10-K/A. In accordance with Exchange Act Rule 13a-14, please refile your Form 10-K/A to include these certifications as Exhibits 31 and 32 to your Form 10-K/A. Please ensure that the revised certifications conform to the format provided in Item 601(b)(31) and (32) of Regulation S K.  Also, please ensure that the revised certifications refer to the Form 10-K/A and that they and the Form 10-K/A signature page are currently dated.

Response: We have amended our 10-K/A to include the certificates which conform to the format provided in Item 601(b)(31) and (32) of Regulation S-K.

Controls and Procedures, page 18

Disclosure Controls and Procedures, page 18

2.

We note your response to comment seven in our letter dated December 17, 2010 and your revised disclosure. Specifically, we note your statement that "[t]he company has adopted and maintains disclosure controls and procedures that are designed to provide reasonable assurance..." Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please comply with this comment in future Exchange Act filings. In addition, in view of your revised conclusion that your internal control over financial reporting was ineffective, and the related restatements of your financial statements, please tell us how and why you were able to conclude that your disclosure controls and procedures were effective.

Response:  The Company’s Principal Executive Officer who is also its Principal Financial Officer has re-evaluated his original conclusions surrounding the effectiveness of the Company’s disclosure controls and procedures and concluded that the disclosure controls and procedures were not effective as of December 31, 2009; however the Company’s Principal Executive Officer believes that the disclosure controls and procedures are effective as of  the time of the filing of the amendments to the 10-K and that all material weaknesses and significant deficiencies have been completely remediated due to the retention of an additional  bookkeeper and a consultant who are integrally involved in the preparation of the financial statements and all disclosure. We have amended the 10-K/A accordingly.

United States Securities and

   Exchange Commission

March 7, 2011

Internal Controls, page 19

3.

We note your response to comment six in our letter dated December 17, 2010; however, we reissue the comment in part. As previously requested, please disclose in future filings when you anticipate complete remediation of any material weaknesses and significant deficiencies.

Response:  We have added language to the 10-K/A that the Company’s material weaknesses and significant deficiencies have been completely remediated due to the retention of an additional bookkeeper and a consultant who are integrally involved in the preparation of the financial statements and all disclosure controls and procedures and internal controls.

Executive Compensation, page 22

4.

We note your response to comment 10 in our letter dated December 17, 2010 and your revised disclosure; however, it is unclear from your disclosure how you calculated the aggregate grant date fair value of the stock options granted to Messrs. Bernstein, Scapatici, and Wallace in 2009.  Please note that Item 402(n)(2)(vi) of Regulation S-K requires you to disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please explain to us how you calculated these amounts and whether the grant date fair values were computed in accordance with ASC Topic 718. Additionally we note your statement in footnote one to the Summary Compensation Table relating to the value of options granted in 2008. Please note that SE Release No. 33-9089 (Dec. 16, 2009) clearly specifies that you should not disclose the dollar amount recognized for financial statement purposes for the applicable fiscal year. Please refer to page 26 of SEC Release No. 33-9089 for specific guidance regarding computation of aggregate grant date fair value of stock awards that were granted in a previous fiscal year. Please advise, and if necessary, please revise your Summary Compensation Table accordingly and include it in your supplemental response. Please comply with this comment in future filings.

Response: The amounts shown in the executive compensation table are the aggregate grant date fair values of the stock option awards granted using the Black-Scholes valuation methodology.  The footnote disclosure has been revised to reflect this information. We will continue with this disclosure in future filings.

5.

We note your response to comment 10 in our letter dated December 17, 2010 and your revised disclosure relating to option awards in your Form 10-K/A. Based on the stock options awarded to certain of your named executive officers, it appears that you may have been required to include an Outstanding Equity Awards Table pursuant to Item 402(P) of Regulation S-K.  Please advise, and if necessary, please provide this table in your supplemental response. Please comply with this comment in future filings.

Response:  We have added the Outstanding Equity Awards Table to the amendment to the 10-K/A.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 23

6.

We note your response to comment 11 in our letter dated December 17, 2010; however, we reissue the comment. In future filings, please provide addresses for beneficial owners of more than five percent of any class of your voting securities for those owners that are not your executive officers or directors.  See Item 403(b) of Regulation S-K.  We note that Steven M. Rhodes and John C. Wolf no longer serve as officers and directors of your company.

Response: We have provided the addresses of all beneficial owners of five percent of any class of our voting securities for those owners that are not our executive officers or directors as of December 31, 2009 in our 10-K/A.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Consolidated Statements of Cash Flows, page F-61

7.

Please tell us the nature of the adjusting entries for the acquisition of Crystal Magic of $872k, conversion of convertible stock to common stock of $1.8 million and reclass affiliate distribution, contributions, equity and AP due to change in control of $619k. It is unclear to us how these line its affected net income and would require an adjustment to reconcile net income and net cash flow from operating activities. Refer to 230-10-45-2 for guidance.

United States Securities and

   Exchange Commission

March 7, 2011

Response: The adjusting entries that had been made did not affect net cash flow from operating activities.  We have revised the December 31, 2009 Statements of Cash Flows and added a new Note 13, and those changes are reflected in the 10-K/A Amendment No. 2 that is being filed.  Our auditors have dual-dated their audit opinion letter to reflect these revisions.

Note 4 -Website Assets, page F-10

8.

We have read your response to comment 13 from our letter dated December 17, 2010. Please provide us a summary of the items capitalized that reconcile to the $501k that you present on the face of the balance sheet. You state on page F-I0 that the website expenses of $501k relate to programming and development stage costs in your response letter dated January 13, 2011.  ASC 350-50-55 and EITF 00-2 refers to the planning stage, application and infrastructure development stage, graphics development stage, content development stage and operating stage. Based on the above referenced stages, please In us and clarify in future filings which stage you would classify your website costs of $501k. We note that you determined your website asset is indefinite lived and does not require amortization. Please tell us your consideration of ASC 350-40-35-4 that states the costs of computer software developed or obtained for internal use should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software’s use.

Response: We have attached a summary of the items that were capitalized, which reconciles to the $501k that we presented on the face of the balance sheet. The list has the items classified as to the appropriate stage as per ASC 350-55-55 and EITF 00-2.  We will clarify in future filings the stage in which the website costs are classified.

At this time we believe the website costs of $501k have an indefinite useful life.  Once we have determined a finite useful life for the website asset, we will begin amortizing the costs in accordance with ASC 350-40-35-4. We review the useful life (for amortization purposes) and the value (for impairment purposes) at least annually.

Amendment No.1 to Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010 Amendment No. l to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010 Amendment No.1 to Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010

Item 4T. Controls and Procedures, page 14

9.

In view of your restatements of your financial statements, please tell us how and why you were able to conclude that your disclosure controls and procedures were effective for each of the applicable periods. Please refer to Item 307 of Regulation S-K.

Response: The Company’s Principal Executive Officer who is also its Principal Financial Officer has re-evaluated his original conclusions surrounding the effectiveness of the Company’s disclosure controls and procedures and concluded that the disclosure controls and procedures were not effective as of March 31, 2010, June 30, 2010 and September 30, 2010; however the Company’s Principal Financial Officer believes that the disclosure controls and procedures are effective as of  the time of the filing of the amendments to the 10-Q/A for each of the periods  and that all material weaknesses and significant deficiencies have been completely remediated due to the retention of an additional  bookkeeper and a consultant who are integrally involved in the preparation of the financial statements and all disclosure.

Exhibits 31.1and 31.2 -Section 302 Certifications

10.

We note your response to comment 14 in our letter dated December 17, 2010; however, we reissue the comment in part. In future filings, including Amendment No.2 to your Form 10-K/A, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  Specifically, please do not replace "registrant" with "small business issuer" in paragraph 5(a).

Response: We have refiled the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

United States Securities and

   Exchange Commission

March 7, 2011

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010 Consolidated Statements of Cash Flows, page 4

11.

We have read your response to comment 16 from our letter dated December 17, 2010. We note in your amended Form 10-Q for the quarter ended June 30, 2010 that you no longer present a reconciling adjustment for the write-down of assets from discontinued operations. Please tell us why you removed this reconciling item from your statement of cash flows in your amended report. If you removed this line item as a correction of an error, please amend your filing to provide the disclosure requirements of ASC 250-45-22 and 23. This comment is also applicable to your Form 10-Q/A for the quarter ended September 30, 2010. Furthermore, if your board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required, concludes that any of your previously issued financial statements, covering one or more years or interim periods for which you are required to provide financial statements under Regulation S-X (17 CFR 210) should no longer be relied upon because of an error in such financial statements, please file an Item 4.02 Form 8-K.

Response: We revised the presentation on the consolidated statement of cash flows to properly reflect the reclassification of assets and liabilities from discontinued operations. This change was also reflected in changed amounts for Payment of notes payable and Increase (decrease) in accrued expenses and taxes.  We do not believe that any disclosure is required under 250-10-45-22 and 23 as there was no change to net income nor was there any change in the carrying amounts of any assets or liabilities.

We have added a footnote detailing the changes made to the Statement of Cash Flows in the amended 10Q/A’s. With the filings of these amended 10Q-A’s, we do not believe that a Form 8-K is required. We believe that potential new investors would only look at the latest Forms 10Q/A for the quarters ended June 30 and September 30, 2010.

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010 Liquidity and Capital Resources, page 14

12.

We have read your response to comment 19 from our letter dated December 17, 2010. You state in your response that you updated your liquidity disclosure to provide a discussion of amounts due to the Small Business Administration. However, based on your liquidity disclosures on page 13-14 it does not appear your disclosure was revised. Please show us what your disclosure will look in future filings.

Response:  We have further revised the liquidity disclosure in our 10-Q/A. The additional language is as follows:

Our CMI subsidiary is in default on four separate loans which in the aggregate is approximately $848,916, and which are either made or guaranteed by the U.S. Small Business Administration (SBA). In September 2010, the bank managing the loans for the SBA seized substantially all of the assets of CMI and subsequently sold these assets.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

   Exchange Commission

March 7, 2011

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

Leslie Marlow

LM:ckg

Enclosures

cc:  Propell Corporation

United States Securities and

   Exchange Commission

March 7, 2011

Payee	Amount

Graphics development
Alexander L. Wolfe - Sub Contract	8,538.75	Chief designer
Matt Abrams	1,000.00	Web design services
Chacon Design	1,715.00	Web design services
DK Design Studio, Inc.	4,022.25	Web design services
Redgrafix	66,825.48	Web design services
Rennaissance Graphic Design	1,182.50	Web design services
Vitalic design	528.75	Web design services
Amex	399.95	Misc
John Wolf - AP	1,467.44	Misc
	85,680.12

Application and infrastructure development
Reznicsek Fraser & Hastings, P.A.	15,072.50	Intellectual property
Wilson, Bobbi - Consulting	23,750.00	Project management
Renditiondigital	47,480.00	Programming
The Ardmore Tree	149,900.00	Programming
Wikman, Collin	1,350.00	Programming
To Capitalize Portion of John Wolf Web Development Payroll	114,334.51	Programming
To Capitalize Web Development Costs	45,634.57	Programming
Hyperlync Technologies, Inc.	18,000.00	Vivitar code
	415,521.58
	501,201.70